UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): August 19, 2026

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(Exact name of issuer as specified in its charter)

Delaware	81-0838517
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

440 N. Wolfe Road, M/S 215,

Sunnyvale, California 94085

(Full mail address of principal executive offices)

415-651-3467

(Issuer’s telephone number, including area code)

Common Stock (issued upon conversion of Series B Preferred Stock)

(Title of each class of securities issued pursuant to Regulation A)

Item 3. Material Modification to Rights of Securityholders

On August 19, 2026, 6d bytes inc. filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) to:

•	increase the number of authorized shares of the Company’s Common Stock to 160,000,000;
•	increase the number of authorized shares of the Company’s preferred stock to 80,000,000; and
•	increase the number of shares designated as Series 1 Preferred Stock to 60,000,000.

The effective Certificate of Amendment has been filed herewith as an exhibit to this report and is incorporated herein by reference.

Exhibit Number	Description
2.1	Certificate of Amendment of the Company

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on Tuesday August 25, 2026.

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By:	/s/ Vipin Jain
Vipin Jain,
Chief Executive Officer

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